Filed pursuant to Rule 433

Registration Statement No. 333-282135

Pricing Supplement dated August 11, 2026

to Preliminary Prospectus Supplement dated August 10, 2026

UNIVERSAL HEALTH SERVICES, INC.

$600,000,000 5.500% Senior Secured Notes due 2031

$500,000,000 6.000% Senior Secured Notes due 2036

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated August 10, 2026 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated September 16, 2024 (the “Base Prospectus”) included in registration statement (File No. 333-282135) filed with the Securities and Exchange Commission (the “SEC”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information therein. Terms used but not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Universal Health Services, Inc.

Security Description:	5.500% Senior Secured Notes due 2031 (“2031 notes”) 6.000% Senior Secured Notes due 2036 (“2036 notes”)

Aggregate Principal Amount:	$600,000,000 of 2031 notes $500,000,000 of 2036 notes

Coupon:	5.500% for the 2031 notes 6.000% for the 2036 notes

Maturity:	September 1, 2031 for the 2031 notes September 1, 2036 for the 2036 notes

Public Offering Price:	99.937% of the principal amount for the 2031 notes 99.359% of the principal amount for the 2036 notes

Yield to Maturity:	5.514% for the 2031 notes 6.086% for the 2036 notes

Spread to Treasury:	+112.5 basis points for the 2031 notes +140 basis points for the 2036 notes

Benchmark Treasury:	4.375% UST due July 31, 2031 for the 2031 notes 4.375% UST due May 15, 2036 for the 2036 notes

Benchmark Treasury Yield:	4.389% for the 2031 notes 4.686% for the 2036 notes

Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2027 for the 2031 notes March 1 and September 1 of each year, beginning on March 1, 2027 for the 2036 notes

Optional Redemption:

The 2031 notes may be redeemed, in whole or in part, at any time prior to August 1, 2031 (one month prior to the maturity date of the 2031 notes) (the “2031 Notes Par Call Date”) at the option of the Issuer, at a redemption price equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such notes matured on the 2031 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to, but excluding, the redemption date, and

(2) 100% of the principal amount of the 2031 notes to be redeemed, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

On or after the 2031 Notes Par Call Date, the 2031 notes may be redeemed, in whole or in part, at any time and from time to time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of such 2031 notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

The 2036 notes may be redeemed, in whole or in part, at any time prior to June 1, 2036 (three months prior to the maturity date of the 2036 notes) (the “2036 Notes Par Call Date”) at the option of the Issuer, at a redemption price equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such notes matured on the 2036 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to, but excluding, the redemption date, and

(2) 100% of the principal amount of the 2036 notes to be redeemed, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

On or after the 2036 Notes Par Call Date, the 2036 notes may be redeemed, in whole or in part, at any time and from time to time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of such 2036 notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Change of Control Offer Following Downgrade from Investment Grade Ratings:	Upon certain change of control events, if the notes have ceased to have investment grade ratings (including as a result of entering into an agreement that would result in such a change of control), each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any, as described in the Preliminary Prospectus Supplement.

CUSIP:	2031 notes: 913903 BD1 2036 notes: 913903 BE9

ISIN:	2031 notes: US913903BD14 2036 notes: US913903BE96

Distribution:	SEC-Registered

Trade Date:	August 11, 2026

Settlement:

T+7 (August 20, 2026)

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is one business day before the closing off the offering will be required, by virtue of the fact that the notes initially will settle T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who make such trades should consult their own advisors.

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC, BofA Securities, Inc., Truist Securities, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities LLC, Goldman Sachs & Co. LLC, NatWest Markets Securities Inc., PNC Capital Markets LLC and TD Securities (USA) LLC

Senior Co-Managers:	Fifth Third Securities, Inc., KeyBanc Capital Markets Inc. and Mizuho Securities USA LLC

Expected Ratings*:	Moody’s: Baa3 S&P: BBB- Fitch: BBB-

Trustee:	U.S. Bank Trust Company, National Association

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322, Truist Securities, Inc. toll-free at (800) 685-4786, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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